

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Brendan Brennan
Chief Financial Officer
ICON PLC
South County Business Park
Leopardstown
Dublin 18, D18 X5R3, Ireland

> **Re: ICON PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 333-08704**

Dear Brendan Brennan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services